Exhibit 99.1

September 24, 2012

FOR IMMEDIATE RELEASE

HDS International Announces Cooperation Agreement with National Research Centre “Kurchatov Institute”

PROVIDENCE, RI, September 24, 2012 /PRNewswire via COMTEX/ -- HDS International Corp. (OTCQB:  HDSI), a green technology company providing renewable energy and eco-sustainability solutions, today announced that it has entered into a cooperation agreement with National Research Centre “Kurchatov Institute” located in Moscow, Russia.

Under the agreement, HDSI and Kurchatov Institute will seek cooperation under the U.S.-Russia Bilateral Presidential Commission’s Energy Working Group.  They will seek cooperative R&D programs to develop and deploy cutting-edge technologies to advance energy efficiency and improve energy security.  Priority areas of mutual interest include biosequestration and reutilization of carbon dioxide, and production and processing of biomass and biogas.  The parties will also seek to define projects to commercialize innovative technologies.

A team comprised of experts from both HDSI and Kurchatov Institute have attended meetings and workshops to define and advance projects of mutual interest suitable for joint research and development; pilot and demonstration; and commercialization, and discussions remain ongoing.

About Kurchatov Institute

Kurchatov Institute is one of the leading research institutes in the world.   Founded in Moscow in 1943, Kurchatov Institute has played a key role in the maintenance of Russia’s security and the development of its most important strategic directions.  Today, Kurchatov Institute is a multi-disciplinary research center with an advanced experimental base, with priority areas that include energy and energy conversion.  Kurchatov Institute is the scientific coordinator of activities in the area of nanobiotechnology, nanosystems and nanomaterials in the Russian Federation.  Functioning as a model for future research centers, Kurchatov Institute’s interdisciplinary approach hopes to solve the scientific and technological global challenges of the 21st century.

About HDS International Corp.

HDS International Corp. (OTCQB:  HDSI), based in Providence, RI, is a green technology company providing carbon capture and biosequestration, algae biomass production, and waste management solutions for the production of renewable energy, carbon capture and reutilization, and bioproducts.  Our licensed technologies provide us with an attractive strategic position and competitive advantages within our markets, which include renewable energy and environmental and eco-sustainability.

Forward-Looking Statements
Statements included in this update that are not historical in nature, are intended to be, and are hereby identified as, "forward-looking statements". Forward-looking statements may be identified by words including "anticipate," "believe," "intends," "estimates," "expect," and similar expressions. The Company cautions readers that forward-looking statements including, without limitation, those relating to the Company's future business prospects are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to factors such as those relating to economic, governmental, technological, and other risks and factors identified from time to time in the Company's reports filed with the SEC.

HDS International Corp.

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